**Impact Science Education Inc**
# Profit & Loss
January through December 2018

|  | Jan - Dec 18 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Income** | |
| Sales | 54,070.00 |
| **Total Income** | 54,070.00 |
| **Cost of Goods Sold** | |
| CA Science Adoption | 1,328.86 |
| Product Development | 236,476.00 |
| **Production Cost** | |
| Adoption | 20,855.99 |
| Investor's Meeting | 500.00 |
| ISBN Number | 1,500.00 |
| Printing | 633.95 |
| Production Material | 16,562.38 |
| Production Cost - Other | 18,350.00 |
| **Total Production Cost** | 58,402.32 |
| Training | 19.00 |
| **Total COGS** | 296,226.18 |
| **Gross Profit** | -242,156.18 |
| **Expense** | |
| Administration | 5,622.00 |
| Advertising and Promotion | 450.00 |
| **Automobile Expense** | |
| Bart | 49.75 |
| Gas | 57.38 |
| Parking | 48.30 |
| Taxi | 222.24 |
| Automobile Expense - Other | 722.22 |
| **Total Automobile Expense** | 1,099.89 |
| Bank Service Charges | 161.91 |
| Computer and Internet Expens... | 11,405.18 |
| Gifts | 130.00 |
| Insurance Expense | 687.00 |
| License & Permit | 25.00 |
| Magazine | 149.00 |
| Marketing | 4,874.69 |
| Material | 1,920.60 |
| Meals and Entertainment | 1,405.07 |
| Office Supplies | 5,470.31 |
| Postage & Delivery | 1,221.20 |

**Impact Science Education Inc**
# Profit & Loss
### January through December 2018

|  | Jan - Dec 18 |
|---|---:|
| **Professional Fees** | |
| Accounting | 2,670.00 |
| Consulting | 0.00 |
| Legal | 95.88 |
| **Total Professional Fees** | 2,765.88 |
| **Publishing Fairs** | 2,239.77 |
| **Raising Fund Fees** | 4,801.10 |
| **Sales Expense** | 98,928.50 |
| **Seminar** | 14,702.57 |
| **Taxes** | |
| State | 800.00 |
| **Total Taxes** | 800.00 |
| **Telephone Expense** | 1,533.10 |
| **Travel Expense** | 17,652.65 |
| **Total Expense** | 178,045.42 |
| **Net Ordinary Income** | -420,201.60 |
| **Net Income** | **-420,201.60** |

# Impact Science Education Inc
## Balance Sheet
### As of December 31, 2018

|  | Dec 31, 18 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Checking at The Mechanics Bank | 64,485.71 |
| **Total Checking/Savings** | 64,485.71 |
| **Accounts Receivable** | |
| Accounts Receivable | 2,094.00 |
| **Total Accounts Receivable** | 2,094.00 |
| **Total Current Assets** | 66,579.71 |
| **Fixed Assets** | |
| Computer Software | 4,002.00 |
| **Total Fixed Assets** | 4,002.00 |
| **Other Assets** | |
| Accumulated Amortization | 253.00 |
| Pre-Operation Cost | 9,912.19 |
| **Total Other Assets** | 10,165.19 |
| **TOTAL ASSETS** | **80,746.90** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| Impact Science Education Inc | |
| Mechanics Bank-0565 | 6,377.82 |
| **Total Impact Science Education Inc** | 6,377.82 |
| **Total Credit Cards** | 6,377.82 |
| **Total Current Liabilities** | 6,377.82 |
| **Long Term Liabilities** | |
| Capital Stock | 1,000.00 |
| Gail Simpson | 25,000.00 |
| H & G Malek | 200,000.00 |
| Holly M. Hamilton | 25,000.00 |
| James R Kidder | 30,000.00 |
| Jane Lundin | 25,000.00 |
| Ladan Malek | 40,000.00 |
| Larry Nagel | 25,000.00 |
| Linda Laskowski | 25,000.00 |
| Mike Hannigan | 25,000.00 |
| Nancy Hayes | 25,000.00 |
| Robert L. Hamilton | 25,000.00 |
| Robin Cooper | 40,000.00 |
| Steven Rasmussen | 35,000.00 |
| Sue Fagan | 25,000.00 |
| Thomas E Halback | 30,000.00 |
| WE Funder | 96,250.00 |
| **Total Long Term Liabilities** | 697,250.00 |
| **Total Liabilities** | 703,627.82 |
| **Equity** | |
| Retained Earnings | -202,679.32 |
| Net Income | -420,201.60 |
| **Total Equity** | -622,880.92 |
| **TOTAL LIABILITIES & EQUITY** | **80,746.90** |

**Impact Science Education Inc**
## Statement of Cash Flows
January through December 2018

|  | Jan - Dec 18 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -420,201.60 |
| Adjustments to reconcile Net Income to net cash provided by operations: | |
| Accounts Receivable | -2,094.00 |
| Impact Science Education Inc:Mechanics Bank-0... | 6,377.82 |
| **Net cash provided by Operating Activities** | -415,917.78 |
| **INVESTING ACTIVITIES** | |
| Computer Software | -4,002.00 |
| **Net cash provided by Investing Activities** | -4,002.00 |
| **FINANCING ACTIVITIES** | |
| H & G Malek | 100,000.00 |
| Ladan Malek | 25,000.00 |
| Robin Cooper | 25,000.00 |
| Steven Rasmussen | 35,000.00 |
| WE Funder | 96,250.00 |
| **Net cash provided by Financing Activities** | 281,250.00 |
| **Net cash increase for period** | -138,669.78 |
| **Cash at beginning of period** | 203,155.49 |
| **Cash at end of period** | **64,485.71** |